

October 1, 2014

Via E-mail
Samuel Morrow
Chief Financial Officer
MFC Industrial Ltd.
Suite #1620 - 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6

> **Re: MFC Industrial Ltd.**
> **Form 20-F for the year ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 6-K filed August 14, 2014**
> **File No. 001-04192**

Dear Mr. Morrow:

We have reviewed your response dated August 29, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Information on the Company, page 16

B. Business Overview page 18

1. We note your response to comment 11 from our letter dated August 7, 2014. Please provide the reserve numbers used in your impairment testing and tell us how these numbers were determined.

2. We note your response to comment 13 from our letter dated August 7, 2014 and we reissue the comment. Please tell us the price and cost assumptions associated with your cut-off grade. If you have not used pricing or cost assumptions to determine your cut-off grade and to establish a reasonable prospect of economic extraction then please revise to remove the materials designated as resources.

Property, Plants and Equipment, page 25

Gas Reserves, page 26

3. We have read your response to comment 6 in our letter dated August 7, 2014 and note that you have entered into a farm-out agreement with a third-party operator who is committed to drill at least 12 new wells and expend a minimum of C$50 on drilling in portions of the company's undeveloped lands. Please clarify for us the amount of net undeveloped reserves anticipated to be converted to developed status by such drilling.

    We also note that you are currently actively seeking additional similar arrangements for development of your undeveloped reserves and that at this time, you are currently unable to quantify or predict what portions of your undeveloped reserves will not be developed prior to the expiry of the five year period referenced in Item 1203(d) of Regulation S-K. Please refer to the definition of undeveloped oil and gas reserves in Rule 4-10(a)(31) of Regulation S-X and question 131.04 in the Compliance and Disclosure Interpretations (C&DIs) and affirm that your management is committed to the development of your proved undeveloped reserves within five years of their initial disclosure. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Production, Prices and Costs, page 27

4. We note from your response to comment 8 in our letter dated August 7, 2014 that the disclosure of your natural gas liquids production figures include natural gas liquids and a barrel equivalent amount of sulphur combined into a single aggregated amount. For the year ended December 31, 2013, we estimate that by including sulphur as an equivalent barrel amount of hydrocarbon liquids, you have increased the apparent amount of your natural gas liquids and total liquids production figures by 13.4% and 10.4%, respectively. We also note your response that sulphur volumes are recognized in the reserves report prepared by GLJ and would therefore appear to be incorporated into the disclosure of the proved and probable reserve quantities disclosed in your filing on Form 20-F.

    Please note that sulphur is not a hydrocarbon and therefore does not represent a "saleable hydrocarbon" as defined in Instruction 2 to paragraph (a)(16)(i) of Regulation S-X. As a result, sulphur may not be included as a barrel equivalent amount of hydrocarbons in your disclosures under Items 1202 and 1204 of Regulation S-K. Please revise your estimates of natural gas liquids reserves, production, and the average sales price of your natural gas liquids to exclude the barrel equivalent amounts of sulphur in such estimates. Also obtain and file a revised reserve report that presents the estimates of proved and probable natural gas liquids reserves in Exhibit 15.4 excluding the barrel equivalent amounts of sulphur.

5. We also note from your response to comment 8 that sulphur revenues are not included nor considered in the determination of economic producibility of the company's reserve quantities as they do not have a material impact on the determination of producibility. Please note that the revenue derived from the sale of non-hydrocarbons should not be included in the determination of economic producibility; however, where the cost to remove sulfur is part of the cost of producing and rendering the oil and gas saleable, such costs must be included in the determination of economic producibility pursuant to Rule 4-10(a)(10) of Regulation S-X. Please clarify for us the extent to which you have incorporated the cost to remove sulphur as a production cost in the determination of the economic producibility of your reserve quantities.

6. We have read your response to comment 6 in our letter dated August 7, 2014 and note that you have incorporated third party processing fees in determining the average sales prices for the periods ending December 31, 2013 and 2012. Please note that the determination of the average sales prices pursuant to Item 1204(b)(1) of Regulation S-K should not give effect to adjustments for revenue derived from the fees relating to processing another entity's oil and gas production. Please revise your disclosure of the average sales price per unit of oil, gas, and natural gas liquids produced and sold by the company to exclude the adjustments relating to third party processing fees. Please refer to Instruction 1 to Item 1204 of Regulation S-K and Rule 4-10(a)(26) of Regulation S-X.

7. We also note from your response to comment 6 that you have incorporated third party processing fees as revenues in determining the economic producibility of the company's reserves. Please note that the revenue derived from the fees relating to processing another entity's oil and natural gas production should not be included in the determination of economic producibility of the company's reserves. Please clarify for us the extent to which excluding the revenue derived from third party processing impacts your proved and probable reserves for the periods ending December 31, 2012 and 2013. Please refer to Rule 4-10(a)(26) of Regulation S-X.

Financial Statements, page 68

Notes to Consolidated Financial Statements, page 77

Note 33. Commitments and Contingencies, page 128

8. Your response to prior comment 19 indicates that the $43.3 million of outstanding guarantees represents guarantees on promissory notes and on orders for supplies; however we are still unclear what is meant by "maximum" guarantees of $51.4 million.

Please tell us and revise to clarify. Additionally, please tell us and revise to disclose the liability, if any, recognized within your financial statements with respect to the guarantees.

Note 41. Recast of Consolidated Statements during the Measurement Period and Correction of an Error, page 141

9. We note your response to our prior comment 20; however, we were unable to find the expanded disclosure regarding the error correction as indicated in your response. In this regard, please revise to provide the nature of the error correction resulting in a $6.5 million decrease to net income for the year ended December 31, 2012 as required by paragraph 49(a) of IAS 8. The level of detail should be similar in detail as provided in your response.

Exhibits, page 144

10. We note your response to our prior comment 23, and we reissue in part. You state in your response to us that any material credit agreements will be filed with your "next Annual Report on Form 20-F." Please confirm to us that you will file all previously unfiled material credit agreements as exhibits to your next quarterly report on Form 6-K.

Form 6-K filed August 14, 2014

Financial Statements, page 34

Condensed Consolidated Statements of Cash Flows, page 42

11. Reference is made to the line item caption "repayment to customer" of $22,166 under financing activities on the statement of cash flows for the six months ended June 30, 2014. Please tell us the nature, facts, and circumstances surrounding the transaction which gave rise to the repayment of cash as it is not apparent from current disclosures. Please revise your cash flow discussion on page 16 to provide the underlying nature of the transaction in light of its significance.

Selected Explanatory Notes to Condensed Consolidated Financial Statements, page 44

Note 13. Disclosure of Interests in Subsidiaries, page 53

12. We note from page 54 that during the six months ended June 30, 2014, you disposed of certain entities and recognized a gain of $4,106. Please provide us with your calculation of this gain.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief